Exhibit 10.2

CONSENT

THIS CONSENT (this "Consent"), dated as of June 15, 2001, to the Credit Agreement referenced below, is by and among Watson Wyatt & Company, a Delaware corporation (the "Borrower"), Watson Wyatt & Company Holdings, a Delaware corporation (the "Parent"), the Domestic Subsidiaries of the Parent identified on the signature pages hereto as "Subsidiary Guarantors" (the "Subsidiary Guarantors"), the Banks identified on the signature pages hereto and Bank of America, N.A., a national banking association formerly known as NationsBank, N.A., as agent for the Banks (in such capacity, together with any successor in such capacity, the "Agent").

W I T N E S S E T H

WHEREAS, a $120 million credit facility has been extended to the Borrower pursuant to the terms of that Credit Agreement (as amended, modified, supplemented and extended from time to time, the "Credit Agreement") dated as of June 30, 1998 among the Borrower, the Parent, the Subsidiary Guarantors, the Banks identified therein and the Agent;

WHEREAS, pursuant to the First Amendment to the Credit Agreement (the "First Amendment") dated as of October 6, 2000, the Banks consented to the release of the Liens, in favor of the Agent, for the benefit of the Banks, on the Employee Pledged Shares sold in connection with the initial public offering of the common stock of the Parent; provided that the Liens on the Employee Pledged Shares which were not sold in connection with the IPO shall not be released and shall remain in full force and effect;

WHEREAS, in connection with a secondary public offering of the common stock of the Parent (the "Secondary Offering"), certain Persons propose to sell certain Employee Pledged Shares and have requested that the Agent, with the consent of the Majority Banks, release the Liens in favor of the Agent, for the benefit of the Banks, on those Employee Pledged Shares sold by such Persons in connection with the Secondary Offering; and

WHEREAS, the Majority Banks have agreed to the requested release on the terms and conditions set forth herein.

NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   Release of Liens on Employee Pledged Shares. The Majority Banks hereby consent to the release of the Liens in favor of the Agent, for the benefit of the Banks, on those Employee Pledged Shares sold in the Secondary Offering, provided that in the event any Person that sells any Employee Pledged Shares in the Secondary Offering does not, within thirty (30) days of the date such person receives the proceeds from such sale, make payment on such Person's Employee Loans in the amount and in the manner set forth in the Employee Note and Employee Pledge Agreement of such Person, the Borrower shall (and by execution hereof the Borrower agrees it shall) promptly make such payment to the Lenders in such amount and such manner.

2.   Letter of Credit Sublimit. The sublimit for LOC Obligations as referenced in clause (i) of the proviso in the first sentence of Section 2.5(a) of the Credit Agreement is increased from "$10,000,000" to "$40,000,000".

3.   <u>Conditions Precedent</u>. This Consent shall be effective upon receipt by the Agent of multiple counterparts of this Consent executed by the Borrower, the Parent, the Subsidiary Guarantors and the Majority Banks.

4.   <u>Reaffirmation of Representations and Warranties</u>. The Borrower hereby affirms that the representations and warranties set forth in the Credit Agreement and the other Credit Documents are true and correct as of the date hereof (except those which expressly relate to an earlier period).

5.   <u>Reaffirmation of Guaranty</u>. Each Guarantor (i) acknowledges and consents to all of the terms and conditions of this Consent, (ii) affirms all of its obligations under the Credit Documents and (iii) agrees that this Consent and all documents executed in connection herewith do not operate to reduce or discharge such Guarantor's obligations under the Credit Agreement or the other Credit Documents.

6.   <u>No Other Changes</u>. Except as modified hereby, all of the terms and provisions of the Credit Agreement and the other Credit Documents (including schedules and exhibits thereto) shall remain in full force and effect.

7.   <u>Counterparts</u>. This Consent may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and it shall not be necessary in making proof of this Consent to produce or account for more than one such counterpart.

8.   <u>Governing Law</u>. This Consent shall be deemed to be a contract made under, and for all purposes shall be construed in accordance with, the laws of the State of North Carolina.

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IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Consent to be duly executed and delivered as of the date first above written.

BORROWER

WATSON WYATT & COMPANY
(d/b/a Watson Wyatt Worldwide),
a Delaware corporation

ATTEST: /s/ Walter W. Bardenwerper
Name: Walter W. Bardenwerper
Title: Secretary

By: /s/ Eric B. Schweizer
Name: Eric B. Schweizer
Title: Treasurer

PARENT

WATSON WYATT & COMPANY HOLDINGS, INC.,
a Delaware corporation

ATTEST: James S. Minogue
Name: James S. Minogue
Title: Assistant Secretary

By:/s/ Walter W. Bardenwerper
Name: Walter W. Bardenwerper
Title: Vice President

SUBSIDIARY GUARANTORS

WATSON WYATT INVESTMENT CONSULTING, INC.,
a Delaware corporation
WYATT DATA SERVICES, INC.,
a Delaware corporation
WATSON WYATT INTERNATIONAL, INC.,
a Nevada corporation

ATTEST:/s/ Walter W. Bardenwerper
Name: Walter W. Bardenwerper
Title: Secretary of each of the
           Subsidiary Guarantors

By: /s/ Eric B. Schweizer
Name: Eric B. Schweizer
Title: Treasurer of each of the Subsidiary Guarantors

BANKS

BANK OF AMERICA, N.A., as a Bank and as Agent

By: /s/ John E. Williams
Name: John E. Williams
Title: Managing Director

PNC BANK, NATIONAL ASSOCIATION

By: _____
Name:
Title:

COMERICA BANK

By: /s/ Jeffrey M. Lafferty
Name: Jeffrey M. Lafferty
Title: Account Representative

FIRST UNION NATIONAL BANK

By: /s/ Michael Romanzo
Name: Michael Romanzo
Title: Assistant Vice President

SUNTRUST BANK

By: /s/ Nancy R. Petrash
Name: Nancy R. Petrash
Title: Director

THE BANK OF NOVA SCOTIA

By: /s/ Todd Meller
Name: Todd Meller
Title: Managing Director